Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preferred dividends for each of the years ended December 31, 2017, 2016, 2015, 2014, and 2013. For the purposes of computing the ratio, earnings have been calculated by adding fixed charges to pre-tax net (loss) income from continuing operations before capitalized interest and non-controlling interests. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred financing costs, and the estimated portion of rent expense that represents interest (based on the portion of the fees allocated to us by our Adviser and Administrator pursuant to the respective agreements). As of December 31, 2017, we did not have, nor have we historically had, any outstanding preference equity securities or dividends on such securities. The information below is presented on an unaudited basis (dollars in thousands).

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax net (loss) income from continuing operations	$(34)	$473	$569	$(99)	$295
Add: fixed charges	11,598	6,695	4,164	2,011	1,121
Total earnings	$11,564	$7,168	$4,733	$1,912	$1,416

Fixed charges:
Interest expensed and capitalized(1)	11,071	6,451	4,054	1,956	1,089
Amortization of deferred financing costs	524	241	107	53	30
Estimated interest component of rent expense	3	3	3	2	2
Total fixed charges	$11,598	$6,695	$4,164	$2,011	$1,121

Ratio of Earnings to Fixed Charges and Preferred Dividends(2)	N/A	1.1	1.1	N/A	1.3

(1)	Interest expensed includes dividends paid on our Series A Term Preferred Stock.

(2)	For the years ended December 31, 2017 and 2014, earnings, as defined, were not sufficient to cover fixed charges by approximately $34,000 and $99,000, respectively.